Exhibit 12.1

Tower International, Inc.

Statement of Computation of Ratio of Combined Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in thousands, except ratio of earnings to fixed charges)

	Years Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Income / (loss) before provision for income taxes and income / (loss) from discontinued operations	$101,316		$73,534		$61,623		$48,528		$(31,012)
Add: Fixed charges	26,714		32,464		34,756		44,344		60,519
Add: Amortization of capitalized interest	1,327		1,069		887		818		765
Less: Capitalized interest (a)	(4,357)		(3,016)		(2,142)		(1,584)		(1,587)
Total earnings	$125,000		$104,051		$95,124		$92,106		$28,685

Fixed charges:
Interest expense (a)	$13,975		$21,858		$24,595		$35,038		$52,068
Capitalized interest (a)	4,357		3,016		2,142		1,584		1,587
Estimate of interest within rental expense (b)	8,382		7,590		8,019		7,722		6,864
Total fixed charges	$26,714		$32,464		$34,756		$44,344		$60,519

Preferred stock dividends	$-		$-		$-		$-		$-

Ratio of combined earnings to fixed charges and preferred stock dividends (c)	4.7	x	3.2	x	2.7	x	2.1	x	-

(a) Includes interest expense related to continuing and discontinued operations.

(b) One-third of the Company's rental expense has been used as an estimate of interest within rental expense because the Company believes that is a reasonable approximation of the interest factor.

(c) During the year ended December 31, 2013, the Company's earnings were insufficient to cover its fixed charges by $31.8 million.